UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                            to

Commission File Number: 0-16182

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Axsys Technologies, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

Axsys Technologies, Inc.
175 Capital Boulevard, Suite 103
Rocky Hill, CT 06067

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2008

Notes to Financial Statements

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

2

AXSYS TECHNOLOGIES, INC.  401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 AND 2007

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON)

AXSYS TECHNOLOGIES, INC.

401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 AND 2007

Report of Independent Registered Public Accounting Firm

Plan Investment Committee

Axsys Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of Axsys Technologies, Inc. 401(k) Retirement Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Axsys Technologies, Inc. 401(k) Retirement Plan at December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ UHY LLP

Hartford, Connecticut

June 26, 2009

AXSYS TECHNOLOGIES, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2008 and 2007

	2008	2007
ASSETS
Investments, at fair value:
Registered investment companies	$22,442,824	$35,762,572
Common/collective trust fund	6,215,954	4,563,283
Axsys Technologies, Inc. common stock	4,063,073	3,668,977
Loans to participants	1,957,416	1,884,494
	34,679,267	45,879,326
Contributions receivable:
Employer	377,396	389,920

Total Assets	35,056,663	46,269,246

LIABILITIES

Refundable excess contributions	—	55,807

Net assets available for benefits at fair value	35,056,663	46,213,439

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	335,301	49,592
Net assets available for plan benefits	$35,391,964	$46,263,031

See accompanying notes.

AXSYS TECHNOLOGIES, INC.

401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

 For the Year Ended December 31, 2008

Additions to net assets attributed to
Investment income:
Interest and dividends	$1,156,709

Contributions:
Participants	3,215,176
Employer:
Cash	1,356,543
Axsys Technologies, Inc. common stock	175,391
Rollovers	575,966

Total additions	6,479,785

Deductions from net assets attributed to
Net depreciation in fair value of investments	11,679,699
Benefit payments	5,633,114
Administrative expenses	38,039

Total deductions	17,350,852

Net decrease in net assets	(10,871,067)

Net assets available for benefits at beginning of year	46,263,031
Net assets available for benefits at end of year	$35,391,964

See accompanying notes.

AXSYS TECHNOLOGIES, INC.

401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

Note A – Plan Description

The following brief description of the Axsys Technologies, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only and reflects the Plan’s provisions as of the date of the financial statements.  Participants should refer to the Plan documents for more complete information on the Plan’s provisions.

General

Axsys Technologies, Inc. (the “Company” and “Plan Sponsor”) has maintained the Plan, which qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”), since April 1, 1985.  The Plan is a defined contribution plan, established for the purpose of enabling eligible employees to enhance their long-range financial security through regular savings with the benefit of Company matching contributions.

Participation

All employees who are not members of collective bargaining groups and who are 21 years of age or older are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Background

The Company has adopted The CORPORATE plan for Retirement Prototype Basic Plan Document (the “Fidelity Plan”), sponsored by Fidelity Management Trust Company (“Fidelity”), and has appointed Fidelity as trustee of a separate trust established pursuant to the Fidelity Plan.  Fidelity is the trustee of all Plan assets.  The Plan is a “single plan” as described in Treasury Regulation Section 1.414(1)-1(b)(1) and all assets were available to pay benefits to participants and beneficiaries of the Plan.

On April 13, 2007, the Company purchased substantially all of the assets of Cineflex, LLC (“Cineflex”). Cineflex was a privately held manufacturer of high-precision gyro-stabilized aerial camera systems. The Company approved an amendment to the Plan to give Cineflex employees who were employees as of April 13, 2007 credit for their prior service with Cineflex for purposes of determining vesting and eligibility in the Plan.  The directors of the Company also approved an amendment to the Plan to provide Cineflex employees who had satisfied the Plan’s requirements participation in the Plan as of April 13, 2007.

On November 30, 2007, the Company sold its Distributed Products business.  The Company approved an amendment to the Plan to give employees of the Distributed Products business who were participants in the Plan and who were employees as of November 30, 2007 full vesting of all employer contributions.

Contributions

Participating employees may elect to defer a portion of their eligible compensation and contribute it to the Plan on a pre-tax basis.  Allowable contributions under the Plan may range from 1% to 60% of eligible compensation, subject to IRS contribution limits.  The maximum contribution to the Plan was $15,500 in 2008 and 2007.  The Company matched 100% of the first 3% and 50% of the next 2% of eligible compensation that a participant contributed on a pre-tax basis, for a maximum of 4% during 2008 and 2007.  Employer contributions include 3,179 shares of the Company’s common stock in 2008, with a fair value of $175,391.

AXSYS TECHNOLOGIES, INC.

401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

Note A – Plan Description (continued)

Participant Accounts

All participant contributions and Company matching contributions are invested at the participant’s direction in the investment funds offered by the Plan and selected by the participant. However, the Company common stock may only be obtained by the participant through the Company match. At their discretion, participants may elect to have all or a portion of their total Company match contributions funded in Company common stock. Participants are eligible to diversify all or a portion of their account balances in Company common stock, subject to normal Plan provisions regarding asset diversification. Plan earnings are allocated based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, early retirement date, or disability retirement date equal to the vested amount in their individual accounts.  Participant contributions and related investment returns are 100% vested. Employer matching contributions and related investment returns vest in accordance with vesting schedule in place at the time of the matching contribution. Effective January 1, 2008, the Plan adopted the safe-harbor provision, which will apply to all non-elective employer contributions made subsequent to the adoption date. All safe-harbor non-elective employer contributions and related investment returns will vest as follows:

Completed Years of Service	Percentage Vested
Less than 1	100%
1	100%

Employer matching contributions made prior to the January 1, 2008 safe-harbor adoption vest in accordance to the original schedule as follows:

Completed Years of Service	Percentage Vested
Less than 1	0%
1	25%
2	50%
3	75%
4	100%

Participant Loans

Participants are eligible to borrow from their vested accounts in accordance with the Plan provisions.  The maximum amount of any loan is the lesser of (a) $50,000 and (b) one-half of the participant’s vested balance.  Loans are not made for less than $1,000.  Only one loan can be received per plan year and no more than two loans may be outstanding at any one time.  All loans must be repaid by payroll deductions within five years, except those loans used for the purchase of a principal residence, which must be repaid within ten years.  Participant loans are charged interest at the prime rate.

AXSYS TECHNOLOGIES, INC.

401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

Note A – Plan Description (continued)

Forfeited Accounts

Any forfeiture of non-vested portions of the Company’s contribution account balance is first utilized to offset administrative expenses, with any remaining amounts to be used to reduce future employer contributions to the Plan.

Forfeitures totaling approximately $48,000 at December 31, 2008 and $300 at December 31, 2007 were available to reduce employer administrative expenses and future employer contributions. In addition, approximately $86,000 in forfeitures was credited to the Plan during 2008 and approximately $39,000 of total available forfeitures was used to pay employer administrative expenses and reduce employer contributions.

Note B – Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are made as directed by the Plan’s participants.  Investment in the Fidelity Managed Income Portfolio Fund, a collective trust fund, is valued at the net asset value as determined using the estimated fair value of the investments in the respective funds on the last day of the Plan year. The estimated fair value is then adjusted to contract value in the adjustment from fair value to contract value line item on the Statement of Net Assets Available for Plan Benefits. Participant loans are valued at their outstanding balances, which approximate fair value. All other investments are valued at fair value, which equals the quoted market price on December 31, 2008 and 2007 using share values of the funds as reported by Fidelity Investments Institutional Services, Inc., the custodian of the Plan.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 provides a common fair value hierarchy for companies to follow in determining fair value measurements in the preparation of financial statements and expands disclosure requirements relating to how fair value measurements were developed. SFAS 157 clarifies the principal that fair value should be based on the assumptions that the marketplace would use when pricing an asset or liability, rather than company specific data.  The Plan adopted this statement as of January 1, 2008 and the required information is disclosed in Note I to these financial statements.

AXSYS TECHNOLOGIES, INC.

401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

Note B – Summary of Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Note C - Investments

The following investments represent 5% or more of the Plan’s net assets:

	December 31,
	2008	2007

Fidelity Managed Income Portfolio	$6,215,954	$4,563,283
Axsys Technologies, Inc. Common Stock	4,063,073	3,668,977
Fidelity Blue Chip Growth Fund	2,884,041	4,832,904
Fidelity Growth Company Fund	2,593,739	4,335,977
Fidelity Diversified International Fund	2,496,711	4,872,318
Fidelity Balanced Fund	2,425,601	4,496,311
Fidelity Investment Grade Bond Fund	2,009,972	—
Fidelity Freedom 2020 Fund	1,899,823	3,081,009

The Plan’s investments, including investments bought, sold, as well as held during the year, appreciated/(depreciated) in fair value for the year ended December 31, 2008 as follows:

Investment in registered investment companies (Mutual Funds)	$(13,372,616)
Axsys Technologies, Inc. common stock	1,692,917
$(11,679,699)

The investment objective of the Fidelity Managed Income Portfolio is to preserve principal investments while earning interest income. These funds pursue this investment objective by investing primarily in a diversified portfolio that may include investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds to provide daily liquidity. Other investment contracts are purchased in conjunction with an investment by the portfolio in fixed income securities, which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, asset-backed securities and bond funds.

The fund is exposed to credit risk in the event of nonperformance by the entities with whom the contracts are placed; however, Fidelity seeks to minimize credit risk through diversification among an approved group of issuers. The average yield was 3.57% for the Plan year ended December 31, 2008 and 4.82% for the Plan year ended December 31, 2007. The credit interest rate to the fund was 3.04% for the Plan year ended December 31, 2008 and 4.40% for the Plan year ended December 31, 2007.

Note D – Administrative Expenses

Costs of establishing and administrating the Plan, such as legal fees, consulting fees, audit fees, and salaries and fringe benefits of Company personnel, have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan. Expenses that are included in the financial statements represent participant account maintenance fees, loan setup and maintenance fees charged against accounts of participants with outstanding loan balances and account withdrawal fees charged against accounts of participants who receive a distribution from the Plan.

AXSYS TECHNOLOGIES, INC.

401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

Note E – Reconciliation between Financial Statements and Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements at December 31, 2008 and 2007 to the Plan’s Form 5500:

	December 31,
	2008	2007

Net assets available for plan benefits per the financial statements	$35,391,964	$46,263,031

Amounts allocated to withdrawing participants	(11,388)	(1,964)

Refundable excess contributions	—	55,807

Adjustment to contract value for fully benefit-responsive investment contracts	(335,301)	(49,592)
Net assets available for plan benefits per the Form 5500	$35,045,275	$46,267,282

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2008 to Form 5500:

Net decrease in net assets available for benefits	$(10,871,067)

Change in amounts allocated to withdrawing participants from beginning of year to end of year	(9,424)

Change in refundable excess contributions from beginning of the year to end of year	(55,807)

Change in adjustment from fair value to contract value from the beginning of the year to end of year	(285,709)
Net decrease in net assets per Form 5500	$(11,222,007)

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date. In addition, Form 5500 requires investment contracts to be reported at fair value. Refundable excess contributions were made by employees during 2007 and refunded in 2008.

Note F – Related Party Transactions

Certain Plan investments are shares in registered investment companies managed by Fidelity.  Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.

AXSYS TECHNOLOGIES, INC.

401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

Note G – Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service dated October 9, 2003 stating that the form of the plan is qualified under Section 401 of the Code, and, therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the opinion letter. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note H - Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Note I – Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS 157.  For financial statement elements currently required to be measured at fair value, SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

SFAS 157 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•                  Level 1 includes observable inputs, which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•                  Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques, which use prices for similar assets and liabilities.

•                  Level 3 includes unobservable inputs, which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value at December 31, 2008 and December 31, 2007.

•                  Registered investment companies: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

•                  Common/collective trust: The fair value of the investments in the common/collective trust is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

AXSYS TECHNOLOGIES, INC.

401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

Note I – Fair Value Measurements (continued)

•                  Axsys Technologies, Inc. common stock: The fair value of this security is based on observable market quotations for identical assets and is valued at the closing price reported in the active market in which the individual securities are traded.

•                  Loans to participants: Participant loans are valued at their outstanding balances, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

		Assets at Fair Value as of December 31, 2008 Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Registered investment companies	$2,442,824	$22,442,824	$—	$—
Common/collective trust	6,215,954	—	6,215,954	—
Axsys Technologies, Inc. common stock	4,063,073	4,063,073	—	—
Loans to participants	1,957,416	—	—	1,957,416
Total investments	$34,679,267	$26,505,897	$6,215,954	$1,957,416

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008, a reconciliation of the beginning and ending balances is as follows:

Participant Loans
Beginning balance, January 1, 2008	$1,884,494
Issuances and settlements, net	72,922
Ending balance, December 31, 2008	$1,957,416

Note J - Plan Termination

While the Company has not expressed any intention to discontinue the Plan, it is free to do so subject to the provisions of ERISA.  No such termination, however, shall permit the Plan’s assets to be used for any purpose other than the exclusive benefit of the participating employees.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note K – Subsequent Events

On June 4, 2009, the Company entered into an Agreement and Plan of Merger with General Dynamics Advanced Information Systems, Inc. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will merge with and into Merger Sub, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of General Dynamics’ parent.

AXSYS TECHNOLOGIES, INC.

401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PLAN SPONSOR EIN 11-1962029

PLAN #010

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Number of Shares or Maturity Date and Rate of Interest	(d) Cost	(e) Current Value

*	Fidelity Managed Income Portfolio Fund	6,215,954 shares	**	$6,215,954

	Axsys Technologies, Inc. Common Stock	74,053 shares	**	4,063,073

*	Fidelity Blue Chip Growth Fund	109,618 shares	**	2,884,041

*	Fidelity Growth Company Fund	52,977 shares	**	2,593,738

*	Fidelity Diversified International Fund	116,072 shares	**	2,496,711

*	Fidelity Balanced Fund	184,,878 shares	**	2,425,601

*	Fidelity Investment Grade Bond Fund	316,531 shares	**	2,009,972

*	Fidelity Freedom 2020 Fund	189,037 shares	**	1,899,823

	Spartan US Equity Index Fund	40,077 shares	**	1,278,459

*	Fidelity Freedom 2030 Fund	101,406 shares	**	989,720

*	Fidelity Freedom 2010 Fund	86,402 shares	**	895,126

*	Fidelity Stock Selector Fund	48,883 shares	**	830,038

	Wells Fargo Advantage Smallcap Fund	42,994 shares	**	780,338

*	Fidelity Equity Income II Fund	48,713 shares	**	648,863

*	Fidelity Freedom 2025	75,667 shares	**	622,737

*	Fidelity Freedom 2015	51,016 shares	**	436,695

*	Fidelity Freedom 2035	49,271 shares	**	395,646

*	Fidelity Freedom 2040	69,891 shares	**	390,690

	MSI Small Company Growth Fund	46,606 shares	**	335,098

*	Fidelity Freedom Income Fund	14,695 shares	**	140,483

	Allianze CCM Midcap Fund	8,281 shares	**	126,529

	ABF Largecap Value Fund	8,237 shares	**	107,990

*	Fidelity Freedom 2050	13,607 shares	**	87,904

*	Fidelity Freedom 2045	5,253 shares	**	34,563

*	Fidelity Freedom 2000	1,403 shares	**	14,102

*	Fidelity Freedom 2005	1,278 shares	**	10,723

*	Retirement Money Market	7,234 shares	**	7,234

*	Participant loans	Bear interest rates ranging from 4.00% to 8.50% with varying maturity dates	**	1,957,416

	Total			$34,679,267

* Indicated party-in-interest to the Plan.
** This information is not required by ERISA or the Department of Labor to be reported for participant directed investment.

EXHIBITS

(a)   Exhibits

23.1      Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Axsys Technologies, Inc. 401(k) Retirement Plan
(Plan Name)

DATE:	June 26, 2009	/s/ Stephen W. Bershad
Stephen W. Bershad
Chief Executive Officer

DATE:	June 26, 2009	/s/ David A. Almeida
David A. Almeida
Executive Vice President, Chief Financial Officer and Treasurer